SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Seadrill Limited
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G7997W102
(CUSIP Number)

Elliott Investment Management, L.P.

360 S. Rosemary Ave, 18th Floor

West Palm Beach, FL 33401

with a copy to:

Eleazer Klein, Esq.
Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21900C308	Schedule 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Elliott Investment Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 7,057,258
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,057,258
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,057,258
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 21900C308	Schedule 13D/A	Page 3 of 5 Pages

The following constitutes Amendment No. 1 to the Schedule 13D (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

Item 4 of the Schedule 13D is incorporated herein by reference.

The aggregate cost of the Common Shares reported herein is approximately $153,536,919.

The Reporting Person may effect purchases of the Common Shares through margin accounts maintained for the Elliott Funds with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in the Common Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Common Shares.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated to read as follows:

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Common Shares and percentage of Common Shares beneficially owned by the Reporting Person. The aggregate percentage of Common Shares reported beneficially owned by the Reporting Person is based upon 79,866,541 Common Shares outstanding as of June 30, 2023, as disclosed in Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on July 11, 2023.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the Common Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The transactions in the Common Shares effected by the Reporting Person during the past sixty (60) days, which were all in the open market, are set forth on Schedule 1 attached hereto.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The fifth paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:

The Elliott Funds have entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to an aggregate of 5,444,919 Common Shares of the Issuer (collectively representing economic exposure comparable to 6.8% of the Common Shares of the Issuer). The Derivative Agreements provide the Elliott Funds with economic results that are comparable to the economic results of ownership but do not provide them or the Reporting Person with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the “Subject Shares”). The Reporting Person disclaims beneficial ownership in the Subject Shares.

CUSIP No. 21900C308	Schedule 13D/A	Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: July 11, 2023

Elliott Investment Management L.P.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

CUSIP No. 21900C308	Schedule 13D/A	Page 5 of 5 Pages

SCHEDULE 1

Transactions in the Common Shares of the Issuer by the Reporting Person During the Past Sixty (60) Days

The following table sets forth all transactions in the Common Shares effected during the past sixty (60) days by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
05/15/2023	(55,000)	35.45
05/16/2023	(65,000)	35.46
05/17/2023	(49,859)	35.66
05/18/2023	(50,185)	36.12
05/19/2023	(60,045)	36.88
05/22/2023	(76,052)	38.00